Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
August 31, 2007
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 6010

Re:	Luminex Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 0-30109
Dear Mr. Rosenberg:
     The following sets forth the responses of Luminex Corporation (“Luminex” or the “Company”) to the comments conveyed by the staff of the Securities and Exchange Commission (the “Staff”) in a telephonic call on August 8, 2007 related to Luminex’ Form 10-Q for the quarterly period ended March 31, 2007. For your convenience, we have set out the text of the Staff’s comments, followed in each case by the Company’s response.
Form 10-Q for the quarterly period ended March 31, 2007
1.	We acknowledge your response to our previous comment 4(a). It does not appear that your preliminary purchase price allocation to record only the tangible assets and liabilities of TM Bioscience at their estimated fair values complies with the requirement of paragraph 35 of SFAS 141. Please demonstrate to us that the intangible assets including in-process research and development you anticipate recording are immaterial and revise your proposed disclosure to clarify. Otherwise, please provide us proposed revised financial statements and disclosure that clearly reflects your initial estimates of the identified tangible assets recorded and their amortization in the period subsequent to the acquisition and continues to identify the potential changes in your estimates when you finalize your assessment of the fair value of the assets and liabilities acquired.
Response:
The company completed the initial portion of its purchase price allocation prior to filing its Form 10-Q for the fiscal quarter ending June 30, 2007 comprised of an initial identification of purchased intangible assets and in-process research and development. Prior to the completion of this analysis, the company had no basis from which to estimate

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 23, 2007

the value of these items. Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the disclosure as made in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics.
The following table summarizes the estimated fair values of net assets at the date of acquisition (in thousands). Tangible assets and liabilities are currently recorded at the historical book value on the books of Tm which is expected to approximate fair market value pending our final analysis of these values. Intangible assets are currently recorded at their estimated fair market value pending final analysis of these values. The intangible assets being evaluated are: trade name (Tag-It), customer list/contracts, technology/trade secrets, and in-process research and development (IPR&D) needing to be expensed per SFAS 141. IPR&D has been recorded at its estimated fair market value and charged to expense in the current period. The value allocated to intangible assets and IPR&D is subject to potentially significant adjustment as the Company finalized its determination of these fair market values. Any change in the fair value of the net assets of LMD is expected to change the amount of the purchase price allocable to goodwill.

Cash	$940
Other current assets	3,180
Other assets	28
Property and equipment	2,884
Purchased intangible assets	23,300
In-process research and development	8,000
Other intangible assets	2,083
Goodwill	34,382

Total assets	74,797

Current portion of debt assumed	$12,447
Accrued severance assumed	2,120
Other current liabilities assumed	8,650
Long-term debt assumed	3,351
Other long-term liabilities assumed	234

Total liabilities	26,802

Purchase price	$47,995

Purchased Intangible Assets
As of June 30, 2007, we had unamortized identifiable intangible assets of $23.3 million. The following table details amounts relating to those assets (in thousands except weighted average lives):

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 23, 2007

	Gross carrying	Accumulated	Weighted
	amount	amortization	average life
Technology/trade secrets	$17,700	$641	9
Customer lists/contracts	5,300	118	15
Trade name	300	100	1

Total	$23,300	$859

The amortization expense related to purchased intangible assets for the three and six months ended June 30, 2007 was $859,000. The estimated amortization expense for the current year and the next five years is as follows (in thousands):

For the year
ending December 31,
2007	$2,149
2008	2,328
2009	2,278
2010	2,278
2011	2,278
2012	2,278
2.	You indicate in your response to our previous comment 4(b) that you rely on paragraphs 24 and A8 of SFAS 141 to record transaction costs when they are incurred. Paragraphs 24 and A8 of SFAS 141 indicate that indirect costs associated with an acquisition are expensed when incurred. Direct expenses are included in the cost of the acquired entity and are recorded in the preliminary purchase price allocation on the date of acquisition. You indicate that your remaining fees relate to legal fees and valuation services associated with the transaction which appear to qualify as direct costs under the reference guidance. Please revise your accounting and proposed disclosure to reflect your direct transaction costs in the preliminary purchase price allocation and to expense all indirect costs as incurred.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics.
The acquisition is being accounted for as a purchase business combination in accordance with SFAS 141 and LMD results of operations are included with the Company’s from the date of acquisition, March 1, 2007. The purchase price of the acquisition was approximately $48.0 million, including common stock valued at $41.8 million, which will be adjusted for the valuation of certain conversions of Tm options and warrants and final transaction-related costs. The purchase price will be allocated to the net assets acquired based on estimates of the fair values at the date of the acquisition.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 23, 2007

___________________________
          The undersigned, on behalf of the Company, and in response to the request contained in the comment letter dated June 27, 2007, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
___________________________
          If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (512) 219-8020, Howard Lamar of Bass, Berry & Sims PLC at (615) 742-6209 or Ryan D. Thomas of Bass, Berry & Sims PLC at (615) 742-7765.

Sincerely,
/S/ Harriss T. Currie
Harriss T. Currie
Vice President, Finance and Chief Financial Officer

cc:	Mark Brunhofer, Securities & Exchange Commission
Patrick J. Balthrop, Luminex Corporation
David S. Reiter, Esq., Luminex Corporation
Howard H. Lamar III, Bass, Berry & Sims PLC
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC